LADENBURG THALMANN & CO. INC.

520 Madison Avenue

New York, New York 10022

February 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

RE:	Orchid Island Capital, Inc.
Registration Statement on Form S-11 (File No. 333-184538)

Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Orchid Island Capital, Inc., hereby advises that copies of the Preliminary Prospectus, dated February 4, 2013, were distributed on or about February 4, 2013, as follows:

800 to individual investors;

40 to FINRA members (which included 6 prospective underwriters and selected dealers); and

30 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 4, 2013, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
	Name:	Steven Kaplan
	Title:	Head of Capital Markets